UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )*

Ventura Assets Limited
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

922826 10 2
(CUSIP Number)

Jeffrey M. McPhaul Munck Carter, LLP 12770 Coit Road, Suite 600 Dallas, Texas 75251
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922826 10 2
1. Names of Reporting Persons. Bon Amour International, LLC
2. Check the appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3. SEC Use Only.
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6. Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	1,350,000
	8. Shared Voting Power	7. 8. 0
	9. Sole Dispositive Power	8. 9. 1,350,000
	10. Shared Dispositive Power	9. 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 90%
14. Type of Reporting Person (See Instructions) OO

CUSIP No. 922826 10 2
1. Names of Reporting Persons. Nathan Halsey
2. Check the appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3. SEC Use Only.
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6. Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	0
	8. Shared Voting Power	7. 8. 1,350,000
	9. Sole Dispositive Power	8. 9. 0
	10. Shared Dispositive Power	9. 1,350,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 90%
14. Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, no par value per share (“Common Stock”), of Ventura Assets Limited, a Colorado corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1700 Pacific Ave, Suite 1880, Dallas, Texas 75201.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by Bon Amour International, LLC, a Texas limited liability company (“Bonamour”) and Nathan Halsey, an individual residing in Texas (together, the “Reporting Persons”).  Mr. Halsey currently serves as the sole Manager, Chief Executive Officer and President of Bonamour.  Accordingly, Mr. Halsey may be deemed to have beneficial ownership over the securities reported herein by virtue of the discretion and authority granted to Mr. Halsey to vote and to dispose of the securities held by Bonamour pursuant to Bonamour’s constituent documents.

(b) – (c) The principal business address of both Bonamour and Nathan Halsey is 1700 Pacific Ave, Suite 1880, Dallas, Texas 75201.  Bonamour engages in, among other things, the development and distribution of wellness products and services. Nathan Halsey serves as the sole Manager, Chief Executive Officer and President of Bonamour.

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Bonamour is a Texas limited liablity company. Mr. Halsey is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

On January 6, 2011, pursuant to a Stock Purchase Agreement dated December 30, 2010 (the “Halter SPA”), by and among the Issuer, Halter Capital Corporation (“Halter Capital”), a Texas corporation, and Bonamour, Bonamour acquired from Halter Capital 1,255,000 shares of Common Stock (the “Halter Shares”) in exchange for cash consideration of $370,000.

On January 6, 2011, pursuant to a Stock Purchase Agreement dated December 29, 2010 (the “Gunter SPA”), by and among the Bonamour, Danny Gunter and Patricia Gunter (collectively the “Gunters”), Bonamour acquired from the Gunters 95,000 shares of Common Stock (the “Gunter Shares”) in exchange for cash consideration of $5,000.

Bonamour raised the cash consideration for the Halter and Gunter SPA acquisitions through the issuance of debt instruments to 10 lenders (the “Bonamour Loan”). The Bonamour Loan is memorialized in a Note Purchase Agreement dated December 28, 2010 by and among Bonamour and Balkrishna Shagrith, Warren Hairford , Robert Barbier, The McIntosh Company, Lee Toyooka, Nancy Rooney, John Capps, Edward Fowles, Luke Keiser and Nathan Halsey (the “Bonamour Lenders”) and Promissory Notes issued to the Bonamour Lenders pursuant to the Note Purchase Agreement. The Promissory Notes bear interest at a rate of 10% per annum, mature on March 31, 2011 and are payable, at the option of Bonamour, in cash or shares of Issuer Common Stock, valued at $0.10 per share (the “Share Value”). The Note Purchase Agreement provides that, in the event that Bonamour satisfies its obligations under the Promissory Notes with Issuer Common Stock, the Bonamour Lenders shall have the right to sell any such shares back to Bonamour at a price per share equal to three (3) times the Share Value (the “Lender Put Right”). The Lender Put Right becomes effective beginning on July 1, 2011 and remains effective until December 31, 2011.

Item 4.  Purpose of Transaction

The Halter and Gunter Shares (collectively, the “Shares”) were acquired for investment purposes.  Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management and the Board of Directors of the Issuer regarding the Issuer’s operations, prospects, business and financial strategies and other matters as the Reporting Persons deem relevant to their investment in the Shares and any other securities of the Issuer.

Under the terms of the Halter SPA, Kevin B. Halter, Jr., the sole director of the Issuer in office immediately prior to the closing, shall resign as the sole director of and from all officer positions held with the Issuer,  to be effective upon the expiration of the 10-day period (the “10-day Period”) following the filing and delivery of an Information Statement required by Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, which occurred on January 10, 2011.  Nathan Halsey was appointed to serve on the Issuer’s Board of Directors effective upon the conclusion of the 10-day Period. Nathan Halsey plans to appoint himself President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer of the Issuer subsequent to the effectiveness of his appointment as sole director.

The Reporting Persons will continue to evaluate their investment position in the Issuer and may, depending on the Issuer’s performance and market and other conditions, increase or decrease their investment position in the Shares and other securities of the Issuer.  The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes herein described or whether to adopt plans or proposals regarding the Issuer or any of its securities.

Except as otherwise set forth herein, the Reporting Persons have no specific plans or proposals that relate to or would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)
any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, the Reporting Persons may be deemed to beneficially own an aggregate of 1,350,000 shares of Common Stock, representing 90% of the outstanding shares of Common Stock (based on 1,500,000 shares of Common Stock outstanding as of January 6, 2011. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and generally includes voting of investment power with respect to securities.

(b) The Reporting Persons have the sole power to vote, direct the voting of, dispose of and direct the disposition of the Shares.

(c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Common Stock by the Reporting Persons during the sixty (60) day period prior to the date hereof.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the matters described in Items 3 and 4, neither of the Reporting Persons have executed any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1:  Joint Filing Agreement dated as of January 10, 2011, between Bonamour and Nathan Halsey.

Exhibit 2:  Stock Purchase Agreement dated December 30, 2010 by and among the Issuer, Halter Capital Corporation and Bonamour.

Exhibit 3:  Stock Purchase Agreement dated December 29, 2010 by and among Bonamour, Danny Gunter and Patricia Gunter.

Exhibit 4:  Form of Note Purchase Agreement dated December 28, 2010 by and among Bonamour and the Bonamour Lenders.

Signatures

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2011	BON AMOUR INTERNATIONAL, LLC

By: /s/ Nathan Halsey
Name: Nathan Halsey
Title: Manager, Chief Executive Officer and President

/s/ Nathan Halsey
Nathan Halsey, Individually

EXHIBIT 1
Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of Bon Amour International, LLC, a Texas limited liablity company (“Bonamour”) and Nathan Halsey, the sole Manager, Chief Executive Officer and President of Bonamour, agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value per share, of Ventura Assets Limited, a Colorado corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings.  Each of Bonamour and Mr. Halsey acknowledges that it or he is responsible for the timely filing of its or his own Statement on Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning itself or himself contained therein and that, as contemplated by Section 13d-1(k)(1)(ii), no other person shall be responsible for the completeness or accuracy of the information concerning itself or himself, unless such person knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Date: January 10, 2011	BON AMOUR INTERNATIONAL, LLC

	By:	/s/ Nathan Halsey
Name: Nathan Halsey
Title: Manager, Chief Executive Officer and President

/s/ Nathan Halsey
Nathan Halsey, Individually

EXHIBIT 2

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of December 30, 2010 (this "Agreement"), is by and among HALTER CAPITAL CORPORATION, a Texas corporation ("Seller"); BONAMOUR INTERNATIONAL, LLC, a Texas limited liability company ("Purchaser"); and VENTURA ASSETS LIMITED, a Colorado corporation ("Company").

W I T N E S S E T H

WHEREAS, Seller desire to sell to Purchaser 1,255,000 shares of the Company's common stock, par value $0.01 (the "Common Stock") (the "Shares"), representing 83.6% of the Company's issued and outstanding shares of Common Stock, on the terms and conditions set forth in this Stock Purchase Agreement ("Agreement"), and

WHEREAS, Purchaser desires to buy the Shares on the terms and conditions set forth herein, and

WHEREAS the Company joins in the execution of this Agreement for the purpose of evidencing its consent to the consummation of the foregoing transactions and for the purpose of making certain representations and warranties to and covenants and agreements with the Purchaser.

NOW, THEREFORE, in consideration of the promises and respective mutual agreements herein contained, it is agreed by and between the parties hereto as follows.

ARTICLE 1
SALE AND PURCHASE OF THE SHARES

1.1 Sale of the Shares.  Subject to the terms and conditions herein set forth, on the basis of the representations, warranties and agreements herein contained, at the Closing Seller agrees to sell, assign, transfer and deliver the Shares to Purchaser, and Purchaser agrees to  purchase the Shares from the Seller.

1.2 The Closing.  The purchase of the Shares shall take place at the office of the Purchaser in Frisco, Texas or such other place as Purchaser and Seller may mutually agree on or before January 10, 2011, herein referred to as the "Closing Date".

1.3 Instruments of Conveyance and Transfer.  At the Closing, Seller shall deliver certificates representing the Shares to Purchaser duly endorsed by the Seller to the Purchaser, in form and substance satisfactory to Purchaser ("Certificates"), as shall be effective to vest in Purchaser all right, title and interest in and to all of the Shares.

1.4 Consideration and Payment for the Shares.  In consideration for the Shares, Purchaser shall pay to the Seller a total purchase price of $370,000 (the "Purchase Price"), as follows:

(a) On or before the Closing Date, the Purchaser shall transfer $370,000 to the Escrow Agent (as defined in the Escrow Agreement referenced below) to be held in escrow in accordance with the terms of this Agreement.

(b) On or before the Closing Date, the Seller will deliver to the Escrow Agent the certificates for the Shares duly endorsed for transfer to be held in escrow in accordance with the terms of this Agreement and the Escrow Agreement, a copy of which is attached hereto as Exhibit A.  The Escrow Agent shall hold the Shares pending the Closing.

1.5 Conditions to Closing.  Purchaser's obligation to close shall be conditional upon the completion to Purchaser's satisfaction of the following matters:

(a) Completion to Purchaser's satisfaction of its due diligence examination of the books, records and properties of the Company;

(b) The Company being in good standing and existence under Colorado law with all franchise taxes current;

(c) Delivery of the materials set forth in Article 6; and

(d) The Company shall have filed with the United States Securities and Exchange Commission (the "SEC") an Information Statement pursuant to SEC Rule 14f-1 (the "Information Statement") and mailed it to all shareholders of the Company at least ten days prior to the effective date of the resignation of all directors and appointment of Nathan Halsey as the sole director.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents, warrants and undertakes to the Purchaser that, except as set forth in the Disclosure Schedule:

2.1 Transfer of Title.  Seller shall transfer all right, title and interest in and to the Shares to the Purchaser free and clear of all liens, security interests, pledges, encumbrances, charges, restrictions, demands and claims, of any kind or nature whatsoever, whether direct or indirect or contingent.

(a) Due Execution.  This Agreement has been duly executed and delivered by the Seller.

(b) Valid Agreement.  This Agreement constitutes, and upon execution and delivery thereof by the Seller, will constitute, a valid and binding agreement of the Seller enforceable against the Seller in accordance with its terms.

(c) Authorization.  The execution, delivery and performance by the Seller of this Agreement and the delivery by the Seller of the Shares have been duly and validly authorized by the Company, and no further consent or authorization of the Seller, the Company, its Board of Directors, or its stockholders is required.

(d) Seller's Title to Shares; No Liens or Preemptive Rights; Valid Issuance.  Seller has and at the Closing will have good and valid title and control of the Shares; there will be no existing impediment or encumbrance to the sale and transfer of such Shares to the Purchaser; and on delivery to the Purchaser of the Shares, good and valid title to all the Shares will pass to Purchaser and all of the Shares will be free and clear of all taxes, liens, security interests, pledges, rights of first refusal or other preference rights, encumbrances, charges, restrictions (other than resale restrictions under federal and state securities laws), demands, claims or assessments of any kind or any nature whatsoever whether direct, indirect or contingent and shall not be subject to preemptive rights, tag-along rights, or similar rights of any of the stockholders of the Company.  The Shares have been legally and validly issued in compliance with all applicable U.S. federal and state securities laws, and are fully paid and non-assessable shares of the Company's Common Stock; and the Shares have all been issued under duly authorized resolutions of the Board of Directors of the Company.  At the Closing, Seller shall deliver to the Purchaser Certificates representing the Shares free and clear of all liens, security interests, pledges, encumbrances, charges, restrictions, demands or claims of any other party whatsoever with appropriate stock powers with medallion guarantees.

2.2 No Governmental Action Required.  Except for the Form 8-K, Information Statement, Schedule 13D and Forms 3 and 4 contemplated hereby, the execution and delivery by the Seller of this Agreement does not and will not, and the consummation of the transactions contemplated hereby will not, require any action by or in respect of, or filing with, any governmental body, agency or governmental official.

2.3 Compliance with Applicable Law and Corporate Documents.  The execution and delivery by the Seller and the Company of this Agreement does not and will not, and the sale by the Seller of the Shares and the consummation of the other transactions contemplated by this Agreement does not and will not contravene or constitute a default under or violation of (i) any provision of applicable law or regulation, (ii) the articles of incorporation or by-laws of the Seller or (iii) any agreement, judgment, injunction, order, decree or other instrument binding upon the Seller or any of their or the Company's assets, or result in the creation or imposition of any lien on any asset of the Seller.

2.4 Not a Voting Trust: No Proxies.  None of the Shares are or will be subject to any voting trust or agreement.  No person holds or has the right to receive any proxy or similar instrument with respect to the Shares.  Except as provided in this Agreement, the Seller is not a party to any agreement which offers or grants to any person the right to purchase or acquire any of the Shares.  There is no applicable local, state or federal law, rule, regulation, or decree which would, as a result of the sale contemplated by this Agreement, impair, restrict or delay any voting rights with respect to the Shares.

2.5 Survival of Representations.  The representations and warranties herein by the Seller will be true and correct in all material respects on and as of the Closing Date with the same force and effect as though said representations and warranties had been made on and as of the Closing Date and will survive the Closing Date as provided in Section 7.1(c).

2.6 Adoption of Company's Representations.  The Seller adopts and remakes as its own each and every representation, warranty and undertaking made by the Company in Article 3 below as if it had made such representations, warranties and undertakings to the Purchaser directly.

2.7 Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission payable by the Purchaser or the Company in connection with the transactions contemplated by this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE COMPANY

The Company represents, warrants and undertakes to the Purchaser that, except as set forth on the Disclosure Schedule:

3.1 Due Organization.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado (a) with full power and authority to own, lease, use, and operate its properties and to carry on its business as and where now owned, leased, used, operated and conducted.  The Company has no subsidiaries.  The Company is not qualified to conduct business in any jurisdiction other than the States of Colorado and California, and (b) all actions taken by the current directors and stockholders of the Company have been valid and in accordance with the laws of the State of Colorado and all actions taken by the Company have been duly authorized by the current directors and stockholders of the Company as appropriate.

3.2 (a)           Company Authority.  The Company has all requisite corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated herein.

(b) Due Authorization.  The execution, delivery and performance by the Company of this Agreement has been duly and validly authorized and no further consent or authorization of the Company, its Board of Directors or its stockholders is required.  Neither the Seller nor affiliates thereof are disqualified from acting as a director with respect to the transactions contemplated hereby by reason of their interest in the transactions.

(c) Valid Execution.  This Agreement has been duly executed and delivered by the Company.

(d) Binding Agreement.  This Agreement constitutes, and upon execution and delivery thereof by the Company, will constitute, a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditor's rights generally or the availability of equitable remedies.

(e) No Violation of Corporate Documents or Agreements.  The execution and delivery of this Agreement by the Company and the performance by the parties hereto of their obligations hereunder will not cause, constitute, or conflict with or result in (i) any breach or violation, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under any of the provisions of, or constitute a default under, any license, indenture, mortgage, charter, instrument, certificate of incorporation, bylaw, judgment, order, decision, writ, injunction, or decree or other agreement or instrument or proceeding to which the Company or its stockholders are a party, or by which they may be bound, nor will any consents or authorizations of any party other than those hereto by required, (ii) an event that would cause the Company to be liable to any party, or (iii) an event that would result in the creation or imposition or any lien, charge or encumbrance on any asset of the Company or on the securities of the Company to be acquired by the Purchaser.

3.3 Authorized Capital, No Preemptive Rights, No Liens; Anti-Dilution.  As of the date hereof, the authorized capital of the Company is 100,000,000 shares of Common Stock, par value $0.01 per share, and 25,000,000 shares of Preferred Stock, par value $0.001.  The issued and outstanding capital stock of the Company is 1,500,000 shares of Common Stock and no shares of Preferred Stock.  All of the shares of issued and outstanding capital stock are duly authorized, validly issued, fully paid and non-assessable.  No shares of capital stock of the Company are subject to preemptive rights or similar rights of the stockholders of the Company or any liens or encumbrances imposed through the actions or failure to act of the Company, or otherwise.  As of the date hereof (i) there are no outstanding options, warrants, convertible securities, scrip, rights to subscribe for, puts, calls, rights of first refusal, tag-along agreements, nor any other agreements, understandings, claims or other commitments or rights of any character whatsoever relating to, or securities or rights convertible into or exchangeable for any shares of capital stock of the Company, or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company, and (ii) there are no agreements or arrangements under which the Company is obligated to register the sale of any of its securities under the Securities Act of 1933, as amended (the "Securities Act"), and (iii) there are no anti-dilution or price adjustment provisions contained in any security issued by the Company (or in the Company's articles of incorporation or bylaws or in any agreement providing rights to security holders) that will be triggered by the transactions contemplated by this Agreement. The Company has furnished to Purchaser true and correct copies of the Company's Articles of Incorporation and Bylaws.

3.4 No Governmental Action Required.  Except for the Form 8-K, Information Statement, Schedule 13D and Forms 3 and 4 contemplated hereby, the execution and delivery by the Company of this Agreement does not and will not, and the consummation of the transactions contemplated hereby will not, require any action by or in respect of, or filing with, any governmental body, agency or governmental official.

3.5 Compliance with Applicable Law and Corporate Documents.  The execution and delivery by the Company of this Agreement and the performance by the parties hereto of the transactions contemplated hereby does not and will not contravene or constitute a default under or violation of (i) any provision of applicable law or regulation, (ii) the Company's Articles of Incorporation or Bylaws, or (iii) any agreement, judgment, injunction, order, decree or other instrument binding upon the Company or any its assets, or result in the creation or imposition of any lien on any asset of the Company.  To the best of its knowledge, the Company is in compliance with and conforms to all statutes, laws, ordinances, rules, regulations, orders, restrictions and all other legal requirements of any domestic or foreign government or any instrumentality thereof having jurisdiction over the conduct of its businesses or the ownership of its properties.

3.6 Financial Statements.  (a) The Purchaser has received a copy of the audited financial statements of the Company for the fiscal year ended December 31, 2009 and the nine months ended September 30, 2010 ("Financial Statements").  The Financial Statements fairly present the financial condition of the Company at the dates indicated and its results of operations and cash flows for the periods then ended and, except as indicated therein, reflect all claims against, debts and liabilities of the Company, fixed or contingent, and of whatever nature. (b) Since September 30, 2010 (the "Balance Sheet Date"), there has been no material adverse change in the assets or liabilities, or in the business or condition, financial or otherwise, or in the results of operations or prospects, of the Company, whether as a result of any legislative or regulatory change, revocation of any license or rights to do business, fire, explosion, accident, casualty, labor trouble, flood, drought, riot, storm, condemnation, act of God, public force or otherwise and no material adverse change in the assets or liabilities, or in the business or condition, financial or otherwise, or in the results of operation or prospects, of the Company.  (c) Since the Balance Sheet Date, the Company has not suffered any damage, destruction or loss of physical property (whether or not covered by insurance) affecting its condition (financial or otherwise) or operations (present or prospective), nor has the Company issued, sold or otherwise disposed of, or agreed to issue, sell or otherwise dispose of, any capital stock or any other security of the Company and has not granted or agreed to grant any option, warrant or other right to subscribe for or to purchase any capital stock or any other security of the Company or has incurred or agreed to incur any indebtedness for borrowed money.  (d) The Financial Statements contained in the Company's filings and reports made with the SEC since the Company's formation (the "SEC Reports") are (i) accurate and complete, (ii) contain all information required to be filed under the rules and regulations of the SEC, (iii) are not subject to any outstanding SEC comment letters or inquiries, and (iv) do not contain any false statement of fact or fail to state any fact necessary to make the facts stated therein not misleading.

3.7 No Litigation.  The Company is not a party to any suit, action, arbitration, or legal, administrative, or other proceeding, or pending or threatened governmental investigation.  The Company is not subject to or in default with respect to any order, writ, injunction, or decree of any federal, state, local, or foreign court, department, agency, or instrumentality.

3.8 No Taxes. The Company is not, and will not become with respect to any periods ending on or prior to the Closing Date, liable for any income, sales, withholding, franchise, excise, license, real or personal property taxes (a "Tax") to any foreign, United States federal, state or local governmental agencies whatsoever. All United States federal, state, county, municipality, local or foreign income Tax returns and all other material Tax returns (including information returns) that are required, or have been required, to be filed by or on behalf of the Company have been or will be filed as of the Closing Date and all Taxes due pursuant to such returns or pursuant to any assessment received by the Company have been or will be paid as of the Closing Date.  The charges, accruals and reserves on the books of the Company in respect of taxes or other governmental charges have been established in accordance with the tax method of accounting. All returns that have been filed relating to Tax are true and accurate in all material respects.  No audit, action, suit, proceeding or other examination regarding taxes for which the Company may have any liability is currently pending against or with respect to the Company and neither Seller nor the Company has received any notice (formally or informally) of any audit, suit, proceeding or other examination.  No material adjustment relating to any Tax returns, no closing or similar agreement have been entered into or issued or have been proposed (formally or informally) by any tax authority (insofar as such action relates to activities or income of or could result in liability of the Company for any Tax) and no basis exists for any such actions.  The Company has not changed any election, adopted or changed any accounting method or period, filed any amended return for any Tax, settled any claim or assessment of any Tax, or surrendered any right to claim any refund of any Tax, or consented to any extension or waiver of the statute of limitations for any Tax.  The Company has not had an "ownership change" as that term is defined in Section 382 of the Internal Revenue Code of 1986, as amended and in effect.

3.9 Conduct of the Business.  From and after September 30, 2010 until the Closing Date:
(a) The Company has continued to be operated in the usual and ordinary manner in which its business has been conducted in the past and during such period. The Company has not made any expenditures or entered into any commitments which, when compared to past operations of its business, are unusual or extraordinary or outside the scope of the normal course of routine operations;

(b) The Company has kept in a normal state of repair and operating efficiency all tangible personal property used in the operation of its business;

(c) The Company has used its best efforts to maintain the goodwill associated with its business, and the existing business relationships with its agents, customers, lessors, key employees, suppliers and other persons having relations with it;

(d) The Company has not entered into any contract, agreement or action, or relinquished or released any rights or privileges under any contracts or agreements, the performance, violation, relinquishment or release of which could, on the date on which such contract or agreement was entered into, or such rights or privileges were relinquished or released, be reasonably foreseen to have a material adverse effect;

(e) The Company has not made, or agreed to make, any acquisition of stock or assets of, or made loans to, any person not in the ordinary course of business;

(f) The Company has not sold or disposed of any assets or created or permitted to exist any encumbrance on its assets;

(g) The Company has kept true, complete and correct books of records and accounts with respect to its business, in which entries have been made of all transactions on a basis consistent with past practices and in accordance with the tax method of accounting consistently applied by the Company;

(h) The Company has paid current liabilities as and when they became due and has paid or incurred no fees and expenses not in the ordinary course of its business;

(i) There has been no declaration, setting aside or payment of any dividend or other distribution in respect of any Shares or any other securities of the Company (whether in cash or in kind);

(j) The Company has not redeemed, repurchased, or otherwise acquired any of its securities or entered into any agreement to do so;

(k) The Company has not made any loan to, or entered into any other transaction with, any of its directors, officers, and employees;

(l) The Company has not made or pledged to make any charitable or other capital contribution outside the ordinary course of business; and

(m) There has not been any other occurrence, event, incident, action, failure to act or transaction outside the ordinary course of business or that would have a material adverse effect.

3.10 Liabilities.

(a) Except as set forth in the Financial Statements and the SEC Reports, the Company has no liabilities or obligations.

(b) Except as set forth in the Disclosure Schedule, since September 30, 2010, the Company has not:

(i) subjected to encumbrance, or agreed to do so to, any of its assets, tangible or intangible other than purchase money liens in the ordinary course of business on equipment used in the conduct of business and incurred to finance the purchase price of the equipment involved and which do not cover any other asset of the Company;

(ii) except as otherwise contemplated hereby, engaged in any transactions affecting its business or properties not in the ordinary course of business consistent with past practice or suffered any extraordinary losses or waived any rights of substantial value; or

(iii) granted or agreed to grant, or paid or agreed to pay any increase in the rate of wages, salaries, bonuses or other remuneration of any officer, director or consultant of the Company or any increase of 5% or more in the rate of wages, salaries, bonuses or other remuneration of any non-officer/director or employee or become a party to any employment contract or arrangement with any of its directors, officers, consultants or employees or become a party to any contract or arrangement with any director, officer, consultant or employee providing for bonuses, profit sharing payments, severance pay or retirement benefits, other than as set forth in any Exhibit or Schedule hereto.

3.11 ERISA Compliance.   The Company maintains no "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA"), under which the Company or any ERISA Affiliate has any current or future obligation or liability or under which any employee of the Company or any ERISA Affiliate has any current or future right to benefits.

3.12 Insurance.  The Disclosure Schedule includes a true and correct list of all policies or binders of insurance of the Company in force, specifying the insurer, policy number (or covering note number with respect to binders) and amount thereof and describing each pending claim thereunder.  Such policies are in full force and effect.  The Company is not in default with respect to any provisions contained in any such policy or binder, nor has it failed to give any notice or present any claim under any such policy or binder in due and timely fashion.  There are no outstanding unpaid claims under any such policy or binder, or claims for worker's compensation.  The Company has not received notice of cancellation or non-renewal of any such policy or binder.  The Company has never been, and is not now, the subject of any claim relating to damage or injury in excess of the Company's then-current product liability policy limits or which has been disclaimed by the Company's insurer.  Such insurance will lapse on the Closing Date.

3.13 Compliance with Law.  To the best of its knowledge, the Company has complied with, and is not in violation of any provision of laws or regulations of federal, state or local government authorities and agencies, including any environmental laws and regulations. There are no pending or threatened proceedings against the Company by any federal, state or local government, or any department, board, agency or other body thereof.

3.14 Consents.  The Disclosure Schedule lists all consents ("Consents") of third parties required to be obtained as a result of the change of control of the Company hereby.

3.15 Agreements.  Except as set forth in the Disclosure Schedule, the Company is not a party to any material agreement, loan, credit, lease, sublease, franchise, license, contract, commitment or instrument or subject to any corporate restriction.  The Disclosure Schedule identifies every loan or credit agreement, and every fully or partially executory agreement or purchase order pursuant to which the Company is obligated to deliver goods or perform services, pay for goods, services or other property, or repay any loan, including, without limitation, any agreement with present or former officers, directors, consultants, agents, brokers, vendors, customers and/or dealers of any nature.  True, correct and complete copies of all such agreements have been delivered to Purchaser.  Neither the Company nor any other party is in default under any such agreement, loan, credit, lease, sublease, franchise, license, contract, commitment, instrument or restriction.  No such instrument requires the consent of any other party thereto in order to consummate the sales of the Shares hereby.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Unless specifically stated otherwise, Purchaser represents and warrants that the following are true and correct as of the date hereof and will be true and correct through the Closing Date as if made on that date:

4.1 Agreement's Validity. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally or the availability of equitable remedies.

4.2 Investment Intent. Purchaser is acquiring the Shares for its own account for investment and not with a view to, or for sale or other disposition in connection with, any distribution of all or any part thereof.

4.3 Restricted Securities.  Purchaser understands that the Shares have not been registered pursuant to the Securities Act or any applicable state securities laws, that the Shares will be characterized as "restricted securities" under federal securities laws, and that under such laws and applicable regulations the Shares cannot be sold or otherwise disposed of without registration under the Securities Act or an exemption therefrom.

4.4 Legend. It is agreed and understood by Purchaser that the Certificates representing the Shares shall each conspicuously set forth on the face or back thereof a legend in substantially the following form:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

4.5 Disclosure of Information. Purchaser acknowledges that it has been furnished with information regarding the Company and its business, assets, results of operations, and financial condition to allow Purchaser to make an informed decision regarding an investment in the Shares.  Purchaser represents that it has had an opportunity to ask questions of and receive answers from the Company regarding the Company and its business, assets, results of operation, and financial condition.

ARTICLE 5
COVENANTS OF THE PARTIES

5.1 General. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article 7 below).  The Purchaser has had the opportunity to review and inspect all documents, books, records (including Tax records), properties, agreements, field operations, environmental records and compliance, and financial data of any sort relating to the Company, and to discuss the Company with its employees, customers and vendors.

5.2 Notices and Consents.  The Seller will, and will cause the Company to, give any notices to third parties, and the Seller will use its best efforts, and will cause the Company to use its best efforts, to obtain any third-party Consents that the Purchaser may request.  Each of the Parties will (and the Seller will cause the Company to) give any notices to, make any filings with, and use its best efforts to obtain any required authorizations, Consents, and approvals of governmental bodies.

5.3 Transition.  Seller will not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of the Company from maintaining the same business relationships with the Company after the Closing as it maintained with the Company prior to the Closing.  The Seller will refer all customer inquiries relating to the business of the Company to the Purchaser from and after the Closing.

5.4 SEC Filings.  Within 4 days of the Closing, the Company will file a Form 8-K to disclose the stock purchase transaction.

ARTICLE 6 - THE CLOSING

6.1 Time of Closing.  The Closing of the transactions hereby shall occur as expeditiously as possible after the satisfaction of all conditions to Closing, but in any event on or before January 10, 2011.

6.2 Deliveries.  The Closing shall occur as a single integrated transaction, as follows.

(a) Delivery by Seller.  Seller shall deliver to Purchaser:

(i)	The Shares;

(ii)	copies of resolutions by the Board of Directors of the Company approving the terms of this Agreement and the execution of the Agreement by the Company;

(iii)	copies of all books, records and documents relating to the Company, including the corporate records and stock records of the Company;

(iv)	any other such instruments, documents and certificates as are required to be delivered by Seller or their representatives pursuant to the provisions of this Agreement;

(v)	the Consents;

(vi)	the Disclosure Schedule; and

(vii)	evidence of the satisfaction of all conditions set forth in Section 1.5.

(b) Delivery by Purchaser.  Purchaser shall deliver to Seller:

(i)	From Escrow, the balance of the Purchase Price in U.S. currency by wire transfer to a bank account designated in writing by the Seller or by delivery of a certified check; and

(ii)	copies of consents of the Manager(s)/Member(s) of Purchaser approving the terms of the Agreement and the execution of this Agreement by the Purchaser.

(c) Post-Closing Actions

(i)	Effective ten days after mailing the Information Statement, the Board of Directors of the Company shall resolve to appoint Nathan Halsey, Jr. as director of the Company.

(ii)	Following the appointment of such person to the Board of Directors of the Company, all others shall resign from the Board of Directors and as officers.

(iii)	Purchaser and Seller shall file all reports required of them on Schedule 13D and Forms 3 and 4.

ARTICLE 7
INDEMNIFICATION

7.1 Purchaser Claims.  (a) Seller shall indemnify and hold harmless Purchaser, its successors and assigns, against, and in respect of:

(i) Any and all damages, losses, liabilities, costs, and expenses incurred or suffered by Purchaser that result from, relate to, or arise out of:

(A) Any failure by Seller to carry out any covenant or agreement contained in this Agreement;

(B) Any material misrepresentation or breach of warranty by Seller contained in this Agreement, the Disclosure Schedule, or any certificate, furnished to Purchaser by Seller pursuant hereto; or

(C) Any claim by any Person for any brokerage or finder's fee or commission in respect of the transactions contemplated hereby as a result of Seller' dealings, agreement, or arrangement with such Person.

(ii) Any and all actions, suits, claims, proceedings, investigations, demands, assessments, audits, fines, judgments, costs, and other expenses (including, without limitation, reasonable legal fees and expenses) incident to any of the foregoing including all such expenses reasonably incurred in mitigating any damages resulting to Purchaser from any matter set forth in subsection (i) above.

(b) The amount of any liability of Seller under this Section 7.1 shall be computed net of any tax benefit to Purchaser from the matter giving rise to the claim for indemnification hereunder and net of any insurance proceeds received by Purchaser with respect to the matter out of which such liability arose.

(c) The representations and warranties of Seller contained in this Agreement, the Disclosure Schedule, or any certificate delivered by or on behalf of Seller pursuant to this Agreement or in connection with the transactions contemplated herein shall survive the consummation of the transactions contemplated herein and shall continue in full force and effect for a period until the expiration of any applicable statutes of limitation provided by law ("Survival Period"). Anything to the contrary notwithstanding, the Survival period shall be extended automatically to include any time period necessary to resolve a written claim for indemnification which was made in reasonable detail before expiration of the Survival Period but not resolved prior to its expiration, and any such extension shall apply only as to the claims so asserted and not so resolved within the Survival Period.  Liability for any such item shall continue until such claim shall have been finally settled, decided, or adjudicated.

(d) Purchaser shall provide written notice to Seller of any claim for indemnification under this Article as soon as practicable; provided, however, that failure to provide such notice on a timely basis shall not bar Purchaser's ability to assert any such claim except to the extent that Seller was actually prejudiced thereby, provided that such notice is received by Seller during the applicable Survival Period.  Purchaser shall make commercially reasonable efforts to mitigate any damages, expenses, etc. resulting from any matter giving rise to liability of Seller under this Article.

7.2 Defense of Third-Party Claims.  With respect to any claim by Purchaser under Section 7.1, relating to a third-party claim or demand, Purchaser shall provide Seller with prompt written notice thereof and Seller may defend, in good faith and at its expense, by legal counsel chosen by it and reasonably acceptable to Purchaser any such claim or demand, and Purchaser, at its expense, shall have the right to participate in the defense of any such third party claim.  So long as Seller is defending in good faith any such third party claim, Purchaser shall not settle or compromise such third party claim without consent of Seller.  In any event Purchaser shall cooperate in the settlement or compromise of, or defense against, any such asserted claim.

7.3 Seller Claims.  Purchaser shall indemnify and hold harmless Seller against, and in respect of, any and all damages, claims, losses, liabilities, and expenses, including without limitation, legal, accounting and other expenses, which may arise out of:  (a) any material breach or violation by Purchaser of any covenant set forth herein or any failure to fulfill any obligation set forth herein; (b) any material breach of any of the representations or warranties made in this Agreement by Purchaser; or (c) any claim by any Person for any brokerage or finder's fee or commission in respect of the transactions contemplated hereby as a result of Purchaser's dealings, agreement, or arrangement with such Person.

ARTICLE 8
MISCELLANEOUS

8.1 Entire Agreement.  This Agreement sets forth the entire agreement and understanding of the parties hereto with respect to the transactions contemplated hereby, and supersedes all prior agreements, arrangements and understanding related to the subject matter hereof. No understanding, promise, inducement, statement of intention, representation, warranty, covenant or condition, written or oral, express or implied, whether by statute or otherwise, has been made by any party hereto which is not embodied in this Agreement or the written statement, certificates, or other documents delivered pursuant hereto or in connection with the transactions contemplated hereby, and no party hereto shall be bound by or liable for any alleged understanding, promise, inducement, statement, representation, warranty, covenant or condition not set forth.

8.2 Notices.  Any notice or communications hereunder must be in writing and given by depositing same in the United States mail addressed to the party to be notified, postage prepaid and registered or certified mail with return receipt requested or by delivering same in person. Such notices shall be deemed to have been received on the date on which it is hand delivered or on the third business day following the date on which it is to be mailed. For purpose of giving notice, the addresses of the parties shall be:

If to Seller:

Halter Capital Corporation
2591 Dallas Parkway, Suite 102
Frisco, Texas 75034
Fax: (469) 633-0099

If to Purchaser or Company to:

Bonamour International, LLC
1700 Pacific Ave., Suite 1880
Dallas, Texas 75201
Fax:

With copy to:

Jeffrey M. McPhaul
Munck Carter, LLP
12770 Coit Road, Suite 600
Dallas, Texas 75251

8.3 Governing Law.  This Agreement shall be governed in all respects, including validity, construction, interpretation and effect, by the laws of the State of Texas (without regard to principles of conflicts of law).

8.4 Consent to Jurisdiction.  Each party irrevocably submits to the exclusive jurisdiction of the appropriate state or federal court in the State of Texas for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby or thereby.  Each party agrees to commence any such action, suit or proceeding in Dallas, Texas.  The parties agree that any service of process to be made hereunder may be made by certified mail, return receipt requested, addressed to the party at the address appearing in Section 8.2.  Such service shall be deemed to be completed when mailed and sent and received by Telecopier.  Seller and Purchaser each waives any objection based on forum non-conveniens. Nothing in this paragraph shall affect the right of Seller or Purchaser to serve legal process in any other manner permitted by law.

8.5 Counterparts.  This Agreement may be executed by the parties hereto in separate counterparts each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.6 Waivers  and Amendments; Non-Contractual Remedies; Preservation of Remedies.  This Agreement may be amended, superseded, canceled, renewed, or extended, and the terms hereof may be waived, only by a written instrument signed by authorized representatives of the parties or, in the case of a waiver, by an authorized representative of the party waiving compliance.  No such written instrument shall be effective unless it expressly recites that it is intended to amend, supersede, cancel, renew or extend this Agreement or to waive compliance with one or more of the terms hereof, as the case may be.  No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, or any single or partial exercise of any such right, power of privilege, preclude any further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity.  The rights and remedies of any party based upon, arising out of or otherwise in respect of any inaccuracy in or breach of any representation, warranty, covenant or agreement contained in this Agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject of any other representation, warranty, covenant or agreement contained in this Agreement (or in any other agreement between the parties) as to which there is no inaccuracy or breach.

8.7 Binding Effect; No Assignment, No Third-Party Rights.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.  This Agreement is not assignable without the prior written consent of each of the parties hereto or by operation of law.  This Agreement is for the sole benefit of the parties hereto and their permitted assigns, and nothing herein, expressed or implied, shall give or be construed to give to any person, including any union or any employee or former employee of Seller, any legal or equitable rights, benefits or remedies of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

8.8 Further Assurances.  Each party shall, at the request of the other party, at any time and from time to time following the Closing Date promptly execute and deliver, or cause to be executed and delivered, to such requesting party all such further instruments and take all such further action as may be reasonably necessary or appropriate to carry out the provisions and intents of this Agreement and of the instruments delivered pursuant to this Agreement.

8.9 Severability of Provisions.  If any provision or any portion of any provision of this Agreement or the application of any such provision or any portion thereof to any person or circumstance, shall be held invalid or unenforceable, the remaining portion of such provision and the remaining provisions of the Agreement, or the application of such provision or portion of such provision is held invalid or unenforceable to person or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and such provision or portion of any provision as shall have been held invalid or unenforceable shall be deemed limited or modified to the extent necessary to make it valid and enforceable, in no event shall this Agreement be rendered void or unenforceable.

8.10 Exhibits and Schedules.  All exhibits annexed hereto, and all schedules referred to herein, are hereby incorporated in and made a part of this Agreement as if set forth herein. Any matter disclosed on any schedule referred to herein shall be deemed also to have been disclosed on any other applicable schedule referred to herein.

8.11 Captions.  All section titles or captions contained in this Agreement or in any schedule or exhibit annexed hereto or referred to herein, and the table of contents to this Agreement, are for convenience only, shall not be deemed a part of this Agreement and shall not affect the meaning or interpretation of this Agreement. All references herein to sections shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.

8.12 Expenses.  Except as otherwise expressly provided in this Agreement, whether or not the Closing Date occurs, each party hereto shall pay its own expenses incidental to the preparation of this Agreement, the carrying out of the provisions hereof and the consummation of the transactions contemplated.  For the avoidance of doubt, any fees and expenses incurred by the Seller or the Company in connection with entering into this Agreement and the transactions contemplated hereby after December 31, 2010 shall be paid by the Seller and not the Company.

8.13 Public Announcements.  The parties agree to consult with each other before issuing any press release or making any public statement or completing any public filing with respect to this Agreement or the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with any national securities exchange or quotation system, will not issue any such press release or make any such public statement prior to consultation.

8.14 Non-confidentiality.  Notwithstanding Section 8.13, the Company, Seller and Purchaser, and each employee, representative or other agent of the same (collectively the "Covered Parties"), may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transaction and all materials of any kind (including opinions or other tax analyses) that are provided to a Covered Party relating to such tax treatment and tax structure.

8.15           Release.  Provided the Closing shall occur, each Seller, for himself and his other family members, heirs, successors, and assigns (collectively the "Releasing Parties") hereby releases, acquits, and forever discharges any and all claims and demands of whatever kind or character, whether vicarious, derivative, or direct, whether contingent or liquidated, or whether known or unknown, that he or they, individually, collectively, or otherwise, have or may have or assert or may assert against the Company; the Purchaser, any subsidiary, affiliated, or related company, or other related entity; or any officer, director, manager, fiduciary, agent, employee, representative, insurer, attorney, accountant, financial advisor, consultant, partner, member or shareholder of the Company or Purchaser; or any successors and assigns of the Company, the Purchaser or the other entities, companies, partnerships, persons or parties just named (collectively the "Released Parties") based upon any theory of federal, state or local statutory or common law, the breach of any provision of any contract (express or implied), or with respect to any facts or circumstances that exist with respect to the relationship among the Company or the Releasing Parties, whether known or unknown, through the date of execution of this Agreement.

***Signature Page Follows***

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, as of the date first written herein above.

BONAMOUR INTERNATIONAL, LLC.

By:	/s/ Nathan Halsey
Nathan Halsey, President

VENTURA ASSETS LIMITED

By:	/s/ Kevin Halter, Jr.
Kevin Halter, Jr., President

HALTER CAPITAL CORPORATION

By:	/s/ Kevin Halter, Jr.
Kevin Halter, Jr., President

EXHIBIT 3
STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT is made effective as of the 29th day of December 2010, by and between BONAMOUR INTERNATIONAL, LLC a Texas limited liability company and/or its assigns, hereinafter called BUYER, and Danny Gunter and Patricia Gunter, hereinafter called SELLERS.

WHEREAS, the SELLERS own 95,000 shares (the “SELLER SHARES”) of Ventura Assets Limited, a Colorado corporation (hereinafter called the “COMPANY”) common stock, par value $0.01 (the “COMPANY STOCK”);

WHEREAS, the BUYER desires to purchase the SELLER SHARES from the SELLERS and SELLERS are willing to sell said SELLER SHARES to the BUYER, on the terms as set forth below.

THEREFORE, IT IS AGREED AS FOLLOWS:

BUYER agrees to purchase from SELLERS, and SELLERS agrees to sell to the BUYER, at the closing, all of the SELLER SHARES, free and clear of all claims, liens, or encumbrances of any kind.

In exchange for the SELLER SHARES, the BUYER shall deliver to the SELLERS an aggregate purchase price of FIVE THOUSAND DOLLARS ($5,000), payable at closing.

It is understood and agreed that the BUYER has approached the SELLERS and solicited SELLERS to sell the shares to BUYER.  The SELLERS have made no representations or warranties of any kind to induce BUYER to purchase said SELLER SHARES.

BUYER represents and warrants that it has no present intention to make a public offering or distribution of the shares being purchased hereunder.  BUYER further represents and warrants that it is not an affiliate of the COMPANY as of the date of this Stock Purchase Agreement.

BUYER acknowledges and agrees that it has received from the COMPANY all financial and other relevant information concerning the COMPANY and its former promoters, officers and directors, as filed with the Securities and Exchange Commission, and all other documents and information it has requested, and is satisfied with same, and that SELLERS have made no other representations or warranties of any kind to induce BUYER to purchase said SELLER SHARES.

SELLERS have, and at the closing will have, good and valid title and control of the SELLER SHARES; there will be no existing impediment or encumbrance to the sale and transfer of such SELLER SHARES to the BUYER; and on delivery to the BUYER, good and valid title to all the SELLER SHARES will pass to BUYER and all of the SELLER SHARES will be free and clear of all taxes, liens, security interests, pledges, rights of first refusal or other preference rights, encumbrances, charges, restrictions (other than resale restrictions under federal and state securities laws), demands, claims or assessments of any kind or any nature whatsoever whether direct, indirect or contingent and shall not be subject to preemptive rights, tag-along rights, or similar rights of any of the stockholders of the COMPANY.  The SELLER SHARES have been legally and validly issued in compliance with all applicable U.S. federal and state securities laws, and are fully paid and non-assessable shares of the COMPANY’s Common Stock.

The closing on the transaction contemplated hereby shall take place at the offices of the Escrow Agent, Securities Transfer Corporation, 2591 Dallas Parkway, Suite 102, Frisco, Texas on or before January 11, 2011.  At closing, BUYER shall deliver cash by wire transfer, against (1) the delivery of the stock certificates representing the SELLER SHARES being sold by the SELLERS, duly endorsed for transfer with Medallion signature guarantees (or at SELLERS’s option, the SELLER SHARES shall be issued in the name of the BUYER by the COMPANY.

This Agreement and its application shall be governed under the laws of the State of Texas.  Any and all disputes and controversies of every kind and nature between the parties hereto arising out of or relating to this Agreement relating to the existence, construction, validity, interpretation or meaning, performance, non-performance, enforcement, operation, breach, continuance or termination thereof shall be subject to an arbitration mutually agreeable to the parties or, in the absence of such mutual agreement, then subject to arbitration in accordance with the rules of the American Arbitration Association.  It is the intent of the parties hereto and the purpose of this provision to make the submission to arbitration of any dispute or controversy arising hereunder an express condition precedent to any legal or equitable action or proceeding of any nature whatsoever.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which taken together shall constitute but one and the same document. For purposes of executing this Agreement, a document signed and transmitted by facsimile machine or telecopier is to be treated as an original document.

This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective heirs, representatives, successors, and assigns.

IN WITNESS WHEREOF, the undersigned have hereunto affixed their signatures.

BUYER:

BONAMOUR INTERNATIONAL, LLC

By:     /s/ Nathan Halsey
Title:  President

SELLERS:

/s/ Danny Gunter
Danny Gunter

/s/ Patricia Gunter
Patricia Gunter

EXHIBIT 4

NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (this “Agreement”) is made as of December 28, 2010 by and among Bon Amour International, LLC, a Texas limited liability company (the “Company”), and the investors listed on the Schedule of Investors attached hereto (each, an “Investor” and collectively, the “Investors”).

WHEREAS, the Company desires to raise capital of up to $400,000 pursuant to this Agreement (the “Financing”); and

WHEREAS, the Investors desire to purchase, and the Company desires to sell to each Investor who desires to participate in the Closing (as defined below), a Promissory Note in the form attached hereto as Exhibit A (with all such Promissory Notes issued in the Closing referred to herein individually as a “Note” and collectively as the “Notes”) in the principal amount set forth opposite such Investor’s name on Schedule A), upon the terms and conditions set forth in this Agreement; and

WHEREAS, the Company plans to use the proceeds from the sale of the Notes to acquire a controlling equity interest in Ventura Assets Limited, a Colorado corporation (the “Acquisition Target Company”).

NOW, THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investors hereby agree as follows:

1. Purchase and Sale of Notes; Closing.  Subject to the terms and conditions of this Agreement, the purchase and sale of the Notes shall take place at the principal office of the Company (the “Closing Location”), at 10:00 A.M., on December 28, 2010 (which time and place are designated as the “Closing”).  At the Closing, the Company shall deliver to each Investor the original Note that such Investor is purchasing at the Closing upon confirmation of receipt of payment of the purchase price therefor, which purchase price shall equal the principal amount of the Note purchased (the “Purchase Price”) and shall be paid in cash by check or wire transfer.

2. Representations and Warranties of the Company.  The Company represents and warrants the following:

2.1 Organization, Good Standing and Qualification.  The Company is a limited liablity company duly organized, validly existing and in good standing under the laws of the State of Texas.  The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2.2 Authorization.  All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Agreement and the Notes, the performance of all obligations of the Company hereunder and under the Notes, and the authorization, sale and issuance of the Notes being sold hereunder, has been taken or will be taken prior to the Closing.  This Agreement and the Notes constitute valid and legally binding obligations of the Company, enforceable in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2.3 Offering.  Subject in part to the truth and accuracy of each Investor’s representations set forth in Section 3 of this Agreement, the issuance and sale of the Notes as contemplated by this Agreement are intended to be exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”); and

2.4 Compliance With Other Instruments.  The Company is not in material violation of any provision of its Certificate of Formation as amended to date, or limited liability company agreement nor, to its knowledge, will the execution and performance of this Agreement or the Notes constitute a violation or breach of any other agreement between the Company and any other person or entity.

3. Representations and Warranties of the Investors.  Each Investor, severally and not jointly, hereby represents, warrants and covenants that:

3.1 Authorization.  Such Investor has full power and authority to enter into this Agreement, and this Agreement is a legal, valid and binding agreement of such Investor, enforceable in accordance with its terms.

3.2 Purchase Entirely For Own Account.  This Agreement is made with such Investor in reliance upon such Investor’s representations to the Company, which by such Investor’s execution of this Agreement such Investor hereby confirms, that the Notes to be received by such Investor will be acquired for investment for such Investor’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that such Investor has no present intention of selling, granting any participation in or otherwise distributing the same.  By executing this Agreement, such Investor further represents that such Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Note(s).

3.3 Disclosure of Information.  Such Investor has received all the information it requested from the Company for deciding whether to purchase the Notes.  Such Investor further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Notes and the business, properties, prospects, litigation matters, and financial condition of the Company, including but not limited to information relating to the Company’s proposed acquisition of a controlling equity interest in the Acquisition Target Company.

3.4 Investment Experience.  Such Investor is an investor in securities of companies of this type and acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Notes.  If other than an individual, such Investor also represents it has not been organized for the purpose of acquiring the Notes.

3.5 Accredited Investor.  Such Investor is an “accredited investor” as defined in Rule 501 of Regulation D promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act.

3.6 Restricted Securities.  Such Investor understands that the Notes to be purchased hereunder are characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such Notes may be resold without registration under the Securities Act only in certain limited circumstances.  In the absence of an effective registration statement covering the Notes or an available exemption from registration under the Securities Act, the Notes must be held indefinitely.  In this connection, such Investor represents that it is familiar with SEC Rule 144 promulgated under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act, including without limitation the Rule 144 condition that current information about the Company be available to the public.  Such information is not now available.

3.7 Legends.  Such Investor understands and acknowledges that each Note shall be endorsed with the legend set forth below:

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD, PLEDGED, OR OTHERWISE TRANSFERRED OR DISPOSED OF UNLESS AND UNTIL THIS NOTE IS REGISTERED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

3.8 True and Correct Information.  All information that Investor has provided or caused to be provided to the Company in connection with the purchase of the Notes hereunder is correct and complete as of the date set forth on the Investor’s signature page of this Agreement.

3.9 Reliance.  Such Investor understands that the acceptance of this Agreement by the Company will be based, in part, on the Investor’s representations, warranties, covenants and acknowledgements set forth in this Section 3.  The Investor agrees to indemnify the Company from any and all claims, losses, damages and expenses (including without limit attorneys’ fees and disbursements) arising out of any alleged material breach of this Agreement by the Investor or material inaccuracy of any representation or warranty by the Investor.

3.10 Further Limitations on Disposition.  Without in any way limiting the representations set forth above, such Investor further agrees not to make any disposition of all or any portion of the Notes unless and until:

(a) Such transferee has agreed in writing for the benefit of the Company to be bound by this Agreement, and

(b) Such Investor shall have notified the Company in writing of the proposed disposition, and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if requested by the Company, such Investor shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company that such disposition will not require registration under the Securities Act.

3.11 Tax Advisors.  Such Investor has reviewed with such Investor’s own tax advisors the foreign, federal, state and local tax consequences of this investment, where applicable, and the transactions contemplated by this Agreement.  Each such Investor is relying solely on such advisors and not on any statements or representations of the Company or any of its agents and understands that each such Investor (and not the Company) shall be responsible for such Investor’s own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

3.12 Investor Review.  Such Investor acknowledges that such Investor has had the opportunity to review this Agreement and all exhibits attached hereto, including specifically the form of the Note, and the transactions contemplated by this Agreement and to consult with such Investor’s own legal counsel and advisors.  Each such Investor is relying solely on such Investor’s legal counsel, if consulted, and not on any statements or representations of the Company or any of the Company’s agents for legal advice with respect to this investment or the transactions contemplated by this Agreement.

3.13           Prior Documentation of Loan Null and Void.  Such Investor acknowledges and agrees that the Promissory Notes issued under the terms of this Agreement shall replace and supercede any prior documentation and/or promissory note(s) (“Prior Documentation”) that may have been issued by the Company to Investor purporting to memorialize the loan of money from Investor to the Company. Investor acknowledges and agrees that Any Prior Documentation shall be considered null, void and unenforceable and shall be promptly returned by Investor to the Company upon execution and delivery of this Agreement by such Investor.

4. Conditions of Investors’ Obligations at the Closing.  The obligations of each Investor under Section 1 of this Agreement with respect to the Closing are subject to the fulfillment on or before the applicable Closing of each of the following conditions, the waiver of which shall not be effective against any Investor who does not consent in writing thereto:

4.1 Representations and Warranties.  The representations and warranties of the Company contained in Section 2 shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of such Closing.

4.2 Performance.  The Company shall have performed and complied with all material agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

5. Conditions of the Company’s Obligations at Closing.  The obligations of the Company to each Investor under this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions by that Investor:

5.1 Representations and Warranties.  The representations and warranties of the Investor contained in Section 3 shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of such Closing.

5.2 Payment of Purchase Price.  The Investor shall have delivered the applicable Purchase Price.

6. Proposed Purchase of Acquisition Target Company; Payment of Note Obligations with ATC Shares; and ATC Share Put Rights.

6.1 Proposed Purchase of Controlling Equity Interest in Acquisition Target Company.  The Parties understand and ackowledge that the Company plans to use a portion of the proceeds from the sale of the Notes to acquire a controlling equity interest (the “ATC Shares”) in the Acquisition Target Company. Notwithstanding the foregoing, the Company shall have sole and absolute discretion to utilize the proceeds from the sale of the Notes in any manner it sees fit.

6.2 Payment of Note Obligations with ATC Shares.  In the event that the Company is successful in acquiring the ATC Shares, the Company may satisfy its payment obligations under any of the Notes, in whole or in part, in the sole and absolute discretion of the Company, by transferring to the applicable Investor a number of ATC Shares deemed to have the value per share set forth in the Note (the “ATC Share Price”).

6.3 ATC Share Put Rights. Subject to the limitations set forth in this Section 6, in the event that the Company exercises its rights to satisfy obligations under the Notes, in whole or in part, by transferring ATC Shares, the Noteholder receiving such ATC Shares is hereby granted the right to sell any such ATC Shares to the Company, and the Company hereby agrees to repurchase such ATC Shares at a price per share equal to three (3) times the ATC Share Price (the “ATC Share Put Right”). The ATC Share Put Right shall become effective beginning on July 1, 2011 and shall remain effective until December 31, 2011. Appropriate adjustments shall be made to the ATC Share Put Right price in order to reflect any stock split, reverse stock split, stock dividend or similar transaction affecting the ATC Shares subsequent to the date received by the Noteholder.

7. Miscellaneous.

7.1 Survival.  The warranties, representations and covenants of the Investors contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and Closing.  The warranties, representations and covenants of the Company shall survive execution and delivery of this Agreement and Closing.

7.2 Successors and Assigns.  Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any Notes).  Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.3 Choice of Law; Jurisdiction .  This Agreement shall be governed by and construed under the laws of the State of Texas as applied to agreements among Texas residents entered into and to be performed entirely within Texas. Any lawsuit or litigation arising under, out of, in connection with, or in relation to this Agreement, any amendment hereof, or the breach hereof, shall be brought in the courts of Dallas, Texas, which courts shall have exclusive jurisdiction over any such lawsuit or litigation.

7.4 Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.5 Notices.  All notices required or permitted hereunder shall be in writing and shall be deemed effectively given:  (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.  All communications shall be sent to the address as set forth on the signature page hereof or at such other address as such party may designate by ten (10) days advance written notice to the other parties hereto.

7.6 Finder’s Fee.  Each Investor represents that it neither is nor will be obligated for any finders’ fee or commission in connection with this transaction.  Each Investor agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finders’ fee (and the costs and expenses of defending against such liability or asserted liability) for which such Investor or any of its officers, partners, employees or representatives is responsible.

7.7 No Joint Venture.  Nothing in this Agreement shall create or be deemed to create a joint venture or partnership among the parties.  Each party agrees not to hold itself out as having any authority or as being in a relationship contrary to this Section 7.7.

7.8 Expenses; Attorneys’ Fees.  Regardless of whether the Closing occurs, each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement and the Notes.   If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement or the Notes, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

7.9 Amendments and Waivers.  Except as otherwise provided in this Agreement, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Majority Noteholders (defined below).  Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Note purchased under this Agreement at the time outstanding, and each future holder of all such Notes and the Company.

7.10 Effect of Amendment or Waiver.  Each Investor acknowledges that by the operation of Section 7.9 hereof, the holders of a majority of the then outstanding principal amount of the Notes (the “Majority Noteholders”) will have the power to diminish or eliminate all rights of such Investor under this Agreement.

7.11 Severability.  If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement to the minimum extent necessary to comply with the laws of the relevant jurisdiction and the balance of the Agreement shall be interpreted as if such provision were so excluded in such jurisdiction and shall be enforceable in accordance with its terms.

7.12 Entire Agreement.  This Agreement and the documents referred to herein constitute the entire agreement among the parties.

7.13 Counterparts.  This Agreement may be executed in two (2) or more original or facsimile counterparts all of which together shall constitute one and the same instrument.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this Promissory Note Purchase Agreement as of the date first above written.

COMPANY:
Bon Amour International, LLC,
a Texas limited liability company

By:
Name: Nathan Halsey
Title: Chairman and CEO

Address:	Bon Amour International, LLC
Attention: Chairman and CEO
1700 Pacific Ave, Suite 1880
Dallas, Texas 75201

INVESTORS:

Balkrishna Shagrith

Address:

Warren Hairford

Address:

Robert Barbier

Address:

The McIntosh Company

By:
Name:
Title:

Address:

Lee Toyooka

Address:

Nancy Rooney

Address:

John Capps

Address:

Edward Fowles

Address:

Luke Keiser

Address:

Nathan Halsey

Address:

SCHEDULE A

SCHEDULE OF INVESTORS

(AS OF CLOSING)

Investor	Principal Amount of Promissory Note
Balkrishna Shagrith	$100,000
Warren Hairford	$50,000
Robert Barbier	$50,000
The McIntosh Company	$25,000
Lee Toyooka	$25,000
Nancy Rooney	$25,000
John Capps	$25,000
Edward Fowles	$50,000
Luke Keiser	$25,000
Nathan Halsey	$25,000
TOTAL:	$400,000

EXHIBIT A

FORM OF PROMISSORY NOTE

PROMISSORY NOTE

$________ December 28, 2010

FOR VALUE RECEIVED, the undersigned, Bon Amour International, LLC, a Texas limited liability company (“Maker”), promises to pay to the order of ______________________ (“Payee”) the principal sum of $_________, together with interest on the unpaid principal balance from time to time outstanding at a rate per annum equal to 10% (calculated on the basis of actual days elapsed, but computed as if each calendar year consisted of 360 days); provided that in no event shall the interest rate hereunder exceed the Highest Lawful Rate (as hereinafter defined).

“Highest Lawful Rate” means, at any given time during which indebtedness shall be outstanding hereunder, the maximum nonusurious interest rate, if any, that at any time or from time to time may be contracted for, taken, reserved, charged, or received on the indebtedness evidenced by this Note under the laws of the United States and the State of Texas applicable thereto which are presently in effect or, to the extent allowed by law, under such applicable laws of the United States and the State of Texas which may hereafter be in effect and which allow a higher maximum nonusurious interest rate than applicable laws now allow, in any case after taking into account, to the extent required by applicable law, any and all relevant payments or charges under this Note and any documents executed in connection herewith.

Interest on this Note shall accrue from the date hereof.  All principal of and interest on this Note shall be due and payable on March 1, 2011 at ___________________________________________________ (or such other place as Payee may from time to time designate).  All payments on this Note shall be payable, at the discretion of Maker, either (a) in lawful money of the United States of America, or (b) in fully paid, non-assessable and restricted shares of common stock of Ventura Assets Limited (“VAL Common Stock”) owned by Maker.  In the event that Maker opts to satisfy its obligations hereunder, in whole or in part, with shares of VAL Common Stock, each share shall be valued at $0.10.

1.           Prepayments.  The accrued but unpaid interest on this Note may be prepaid in whole or in part at any time without penalty or premium.  The unpaid principal balance of this Note may be prepaid in whole or in part at any time without premium or penalty, but only if all accrued interest on the amount of each such prepayment is paid to the date of such prepayment.

2.           Events of Default and Remedies.  Without notice or demand (which are hereby waived), the entire unpaid principal balance of and all accrued interest on this Note shall immediately become due and payable at the option of the holder hereof upon the occurrence of any one or more of the following events of default (individually or collectively, herein called an “Event of Default”):

(a)           the failure or refusal of Maker to pay all or any part of the principal of or accrued interest on this Note as and when the same becomes due and payable in accordance with the terms hereof;

(b)           Maker shall (i) become insolvent within the meaning of the Bankruptcy Code of the United States, as amended, (ii) admit in writing its inability to pay or otherwise fail to pay its debts generally as they become due, (iii) voluntarily seek, consent to, or acquiesce in the benefit or benefits of any Debtor Relief Law (meaning the Bankruptcy Code of the United States, as amended, and all other applicable liquidation, conservatorship, bankruptcy, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws from time to time in effect affecting the rights of creditors generally), or (iv) be made the subject of any proceeding provided for by any Debtor Relief Law that could suspend or otherwise affect any of the rights of the holder hereof;

(c)           the nonpayment when due of any other material indebtedness owed by Maker, or the occurrence of any event under any document or instrument evidencing, securing, or executed in connection with any such indebtedness which could give the holder thereof the right to declare such indebtedness or any part thereof due prior to its scheduled maturity;

(d)           the discovery by the holder hereof that any statement, representation, or warranty made by Maker in any writing, document, or instrument ever delivered to the holder hereof in connection herewith was at the time made false, misleading, or erroneous in any material respect;

(e)           the occurrence of a breach, default, or event of default under any collateral document or instrument executed and delivered by Maker (other than as specified above in this Section 2) in connection herewith and the continuation of such default or event of default for a period of twenty days after notice thereof from Payee to Maker; or

(f)           Maker dissolves; a final judgment is entered against Maker for the payment of money in excess of $25,000 in the aggregate and remains unsatisfied for thirty days after entry, or any property of Maker is attached, garnished or otherwise made such to legal process.

Upon the occurrence of an Event of Default, the holder of this Note may (a) offset against this Note any sum or sums owed by the holder hereof to Maker, and (b) proceed to protect and enforce its rights either by suit in equity and/or by action at law, or by other appropriate proceedings, whether for the specific performance of any covenant or agreement contained in this Note or any document or instrument executed and delivered by Maker in connection with this Note or in aid of the exercise of any power or right granted by this Note or any document or instrument executed and delivered by Maker in connection with this Note or to enforce any other legal or equitable right of the holder of this Note.

3.           Cumulative Rights.  No delay on the part of the holder of this Note in the exercise of any power or right under this Note, or under any document or instrument executed in connection herewith, shall operate as a waiver thereof, nor shall a single or partial exercise of any other power or right.  .

4.           Waiver.  Maker waives demand, presentment, protest, notice of nonpayment, notice of intention to accelerate, notice of acceleration, notice of protest, and any and all lack of diligence or delay in collection or the filing of suit hereon which may occur; agrees that its liability on this Note shall not be affected by any renewal or extension in the time of payment hereof, by any indulgences, or by any release or change in any security for the payment of this Note; and hereby consents to any and all renewals, extensions, indulgences, releases, or changes hereof or hereto, regardless of the number of such renewals, extensions, indulgences, releases, or changes.

5.           No Impairment.  Maker will not, by amendment of its certificate of formation, limited liability company agreement or through any reorganization, transfer of assets, merger, dissolution, issuance or sale of securities or any other voluntary action or inaction, intentionally avoid or seek to avoid the observance or performance of any of the material terms to be observed or performed hereunder by Maker but will at all times in good faith assist in the carrying out of all the provisions of this Note.

6.           Attorneys’ Fees and Costs.  If an Event of Default shall occur, and thereafter this Note is placed in the hands of attorneys for collection, or in the event this Note is collected in whole or in part through legal proceedings of any nature, then and in any such case Maker promises to pay all costs of collection, including, but not limited to, reasonable attorneys’ fees, incurred by the holder hereof on account of such collection.

7.           NO ORAL AGREEMENTS.  THIS NOTE AND THE RELATED PROMISSORY NOTE PURCHASE AGREEMENT PURSUANT TO WHICH THIS NOTE WAS PURCHASED COLLECTIVELY REPRESENT THE FINAL AGREEMENTS BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.  THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

8.           Governing Law.  This Note shall be governed by and construed in accordance with the laws of the State of Texas.

9.           Severability.  If any provision of this Note shall be held to be unenforceable by a court of competent jurisdiction, such provisions shall be severed from this Note and the remainder of this Note shall continue in full force and effect.

10.           Assignment.  This Note, or any portion hereof, may be assigned by Payee without the consent of Maker.

11.           Limitation on Interest.  It is the intent of Payee and Maker in the execution of this Note and all other instruments now or hereafter securing this Note to contract in strict compliance with applicable usury law.  In furtherance thereof, Payee and Maker stipulate and agree that none of the terms and provisions contained in this Note, or in any other instrument executed in connection herewith, shall ever be construed to create a contract to pay for the use, forbearance or detention of money, interest at a rate in excess of the maximum interest rate permitted to be charged by applicable law; that neither Maker nor any guarantors, endorsers or other parties now or hereafter becoming liable for payment of this Note shall ever be obligated or required to pay interest on this Note at a rate in excess of the maximum interest that may be lawfully charged under applicable law; and that the provisions of this paragraph shall control over all other provisions of this Note and any other instruments now or hereafter executed in connection herewith which may be in apparent conflict herewith.  The holder of this Note expressly disavows any intention to charge or collect excessive unearned interest or finance charges in the event the maturity of this Note is accelerated.  If the interest received for the actual period of existence of the loan evidenced by this Note exceeds the applicable maximum lawful rate, the holder of this Note shall, at its option, either refund to Maker the amount of such excess or credit the amount of such excess against the principal balance of this Note then outstanding and thereby shall render inapplicable any and all penalties of any kind provided by applicable law as a result of such excess interest.  In the event that Payee or any other holder of this Note shall contract for, charge or receive any amount or amounts and/or any other thing of value which are determined to constitute interest which would increase the effective interest rate on this Note to a rate in excess of that permitted to be charged by applicable law, an amount equal to interest in excess of the lawful rate shall, upon such determination, at the option of the holder of this Note, be either immediately returned to Maker or credited against the principal balance of this Note then outstanding, in which event any and all penalties of any kind under applicable law as a result of such excess interest shall be inapplicable. The term “applicable law” as used in this Note shall mean the laws of the State of Texas or the laws of the United States, whichever laws allow the greater rate of interest, as such laws now exist or may be changed or amended or come into effect in the future.

IN WITNESS WHEREOF, the undersigned has executed this Note as of the day and year first above written.

Maker:

Bon Amour International, LLC

Date	By:
Name
Title

Address:

Phone: